FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON APRIL 30, 2008

1- DATE AND VENUE: On April 30, 2008 at 5:00 PM, at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, no. 3142.

2- CALL NOTICE: A Call Notice was published in the ”Diário Oficial do Estado de São Paulo” on April 15, 16, and 17, 2008, on pages, 49, 42, and 36, and in the newspaper “Gazeta Mercantil” on April 15, 16, and 17, 2008, on pages A9, A5, and A9 respectively.

3- QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholders’ Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting.

4- THE PRESIDING BOARD: President: Enéas César Pestana Neto; Secretary: Marise Rieger Salzano.

5- SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting unanimously voted, with the abstention of those legally barred,

IN THE ANNUAL SHAREHOLDERS’ MEETING:

5.1. to approve with no reservations the balance sheet and other financial statements as of December 31, 2007, which were published in the “Diário Oficial do Estado de São Paulo” dated March 5, 2008 on page 19, and in the newspaper “Valor Econômico” dated March 5, 2008 on page A5.

5.2. to approve the Company’s capital for the 2008 fiscal year, prepared by the Executive Officers pursuant to article 196, Law no. 6404/76.

5.3. To approve the Executive Officers’ proposal in connection with the allocation of the 2007 Fiscal Year’s Net Profit, in particular with regard to the approval for paying out mandatory dividends totaling R$ 50,083,731.39, equal to R$ 0.20804 per common share and R$ 0.22884 per preferred share. Dividend payments will take place on June 26, 2008.

5.4. Elected for a three-year term of office, the Chairman of the Board of Directors: ABILIO DOS SANTOS DINIZ, a Brazilian citizen, married, business administrator, bearer of identification card RG 1.965.961 SSP/SP, enrolled in the individual taxpayers’ registry under number 001.454.918 -20, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172; Board Members: ANA MARIA FALLEIROS DOS SANTOS DINIZ D’AVILA, a Brazilian citizen, married, business administrator, bearer of identification card RG 12.785.206 -2 SSP/SP, enrolled in the individual taxpayers’ registry under number 086.359.838 -23, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172, JOÃO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, legally separated, business administrator, bearer of identification card RG 12.785.207 -4 SSP/SP, enrolled in the individual taxpayers’ registry under number 101.342.358 -51, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172, PEDRO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, single, businessman, bearer of identification card RG 19.456.962 -7 SSP/SP, enrolled in the individual taxpayers’ registry under number 147.744.788 -14, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172, GEYZE MARCHESI DINIZ, a Brazilian citizen, married, economist, bearer of identification card RG 20.762.667 -4 SSP/SP, enrolled in the individual taxpayers’ registry under number 151.852.958 -56, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172, JEAN-CHARLES HENRI NAOURI, a French citizen, divorced, business administrator, bearer of passport no. 03KD77041, resident and domiciled at 1 Avenue du Maréchal Maunoury, Paris, France, HAKIM LAURENT AOUANI, a French citizen, married, business administrator, bearer of French passport no. 00 HZ 19147, resident and domiciled at 2 rue Octave Feuillet, Paris, France, FRANCIS ANDRÉ MAUGER, a French citizen, married, business administrator, bearer of aliens’ identification card RNE V357503-K, enrolled in the individual taxpayers’ registry under number 229.535.038 -70, resident and domiciled in the Capital City of the State of São Paulo at Rua Timor no. 136, MICHEL ALAIN MAURICE FAVRE, a French citizen, married, business administrator, bearer of passport no. 03KD76791, domiciled at 58 Avenue Kleber, Paris, 75116, France, JACQUES-EDOUARD MARIE CHARRET, a French citizen, married, business administrator, bearer of passport no. 04HB43260, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France, CANDIDO BOTELHO BRACHER, a Brazilian citizen, married, business administrator, bearer of identification card RG 10.266.958 -2 SSP/SP, enrolled in the individual taxpayers’ registry under number 039.690.188 -38, resident and domiciled in the Capital City of the State of São Paulo, at Rua Piaçá 22, FÁBIO SCHVARTSMAN, a Brazilian citizen, married, engineer, bearer of identification card RG 4.144.579 SSP/SP, enrolled in the individual taxpayers’ registry under number 940.563.318 -04, resident in the Capital City of the State of São Paulo, with business address at Avenida Brigadeiro Luiz Antônio, no. 3172, Jardim Paulista MARIA SILVIA BASTOS MARQUES, a Brazilian citizen, legally separated, business administrator, bearer of identification card RG 81272167-8 IFP-RJ, enrolled in the individual taxpayers’ registry under number 459.884.477 -91, resident in the Capital City of the State of Rio de Janeiro, domiciled at Rua do Mercado, no. 11, and GUILHERME AFFONSO FERREIRA, a Brazilian citizen, legally separated, engineer, bearer of identification card RG 4.405.163 SSP/SP, enrolled in the individual taxpayers’ registry under number 762.604.298 -00, resident in the Capital City of the State of São Paulo, domiciled at Rua Estados Unidos, 1342, Jardim Paulista;

The presiding officer explained that Mr. Guilherme Affonso Ferreira who is hereby elected, was elected by means of the separate voting procedure and appointed by the minority shareholders, as provided for in paragraph 4, indentation II, article 141 0f Law 6404/76, and that despite the fact that these minority shareholders do not qualify in that article’s paragraph 6, the other shareholders in attendance at this Meeting have decided to accept his appointment and elected him, thus allowing the minority shareholders to have their representative in the Company’s Board of Directors.

5.5. to elect in order to take office in the Company’s Advisory Board for a three-year term of office, Messrs.: LUIZ CARLOS BRESSER GONÇALVES PEREIRA, a Brazilian citizen, married, economist, bearer of identification card no. 1.432.216 SSP/SP, enrolled in the individual taxpayers’ registry under number 007.029.788 -68, resident in the Capital City of the State of São Paulo, domiciled at Rua Araripe, 132; MAILSON FERREIRA DA NÓBREGA, a Brazilian citizen, legally separated, economist, bearer of identification card RG 214.106 SSP/DF, enrolled in the individual taxpayers’ registry under number 043.025.837 -20, resident and domiciled in the Capital City of the State of São Paulo, domiciled at Rua Braz Cardoso, 547, apt. 71; ROBERTO TEIXEIRA DA COSTA, a Brazilian citizen, married, economist, bearer of identification card RG

3.246.995 SSP/SP, enrolled in the individual taxpayers’ registry under number 007.596.358 -20, resident and domiciled in the Capital City of the State of São Paulo, at Alameda Fernão Cardim, 251, apt. 151; JOSÉ ROBERTO MENDONÇA DE BARROS, a Brazilian citizen, married, economist, bearer of identification card RG 2.965.578 -X SSP/SP, enrolled in the individual taxpayers’ registry under number 005.761.408 -30, resident and domiciled in the Capital City of the State of São Paulo, at Rua Gracindo de Sá, 57, casa 8; MANUEL CARLOS TEIXEIRA DE ABREU, a Portuguese citizen, married, business administrator, bearer passport no. 4977645, resident and domiciled at Travessa Teixeira Junior, 01; Lisbon, Portugal; LUIZ FELIPE CHAVES D´ÁVILA, a Brazilian citizen, married, political scientist, bearer of identification card RG 13.034.229 -4 SSP/SP, enrolled in the individual taxpayers’ registry under number 087.203.358 -90, resident and domiciled in the Capital City of the State of São Paulo, at Rua Alasca, 144; LUIZ MARCELO DIAS SALES, a Brazilian citizen, married, agronomics engineer, bearer of identification card RG 11.347.667 SSP/SP, enrolled in the individual taxpayers’ registry under number 010.125.337 -00, resident and domiciled in the Capital City of the State of São Paulo, at Rua Alberto Faria, 2233; and ARTHUR ANTÔNIO SENDAS, a Brazilian citizen, married, businessman, bearer of identification card RG 1.183.197 IFP-RJ, enrolled in the individual taxpayers’ registry under number 016.084.447 -91, resident in the Capital City of the State of Rio de Janeiro, domiciled at Rodovia Presidente Dutra no. 4674, São João de Meriti – RJ; YOSHIAKI NAKANO, a Brazilian citizen, married, university professor, bearer of identification card no. 5.157.491 -3 SSP/SP, enrolled in the individual taxpayers’ registry under number 049.414.548 -04, resident in the Capital City of the State of São Paulo, with business address at Rua Itapeva, 474, 13th floor; and FERNANDO MAIDA DALL ACQUA, a Brazilian citizen, married, university professor, bearer of identification card RG 4.146.438 -2 SSP/SP, enrolled in the individual taxpayers’ registry under number 655.722.978 -87, resident in the Capital City of the State of São Paulo, with business address at Rua Itapeva, 474, 11th floor.

The members of the Board of Directors and of the Advisory Board hereby elected represent under the sanctions of law that they have not been qualified in any of the crimes provided for by law likely to bar them from the exercise of any business activity, and are aware of the provisions of article 147 of Law no. 6404/76. The members of the Board of Directors and of the Advisory Board hereby elected will be invested in their office by signing respective Investiture Instrument recorded in the specific book.

5.6. to determine the global annual compensation for the Company’s senior officers at not more than R$ 22,000,000.00 (twenty-two million Brazilian Reais).

IN THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

5.7. to approve the Executive Officers’ Proposal for the capitalization of reserves created in previous fiscal years, and which were employed to expand the Company’s business, in the amount of R$ 60,935,509.21 (sixty million, nine hundred and thirty-five thousand, five hundred and nine Brazilian Reais, and twenty-one centavos) described as follows:

- Expansion Reserve, created by the meeting held on April 30, 2007, in the amount of R$ 54,841,958.29;

- Retained Earnings Reserve based on a capital budget, in the amount of R$ 6,093,550.92.

5.8. To approve the increase in the Equity Capital without issuing new shares, in the total amount of R$ 60,935,509.21 (sixty million, nine hundred and thirty-five thousand, five hundred and nine Brazilian Reais, and twenty-one centavos), in connection with the capitalization referred to in the above item, and hence Equity Capital will be raised from R$ 4,157,421,188.50 to R$ 4,218,356,697.71. The Presiding Officer explained that the Equity Capital hereby approved differs from the sum of the Equity Capital proposed in the “Executive Officers’ Proposal dated February 23, 2008”, in view of the fact that on March 10, 2008 the Company’s Board of Directors approved and increase of R$ 7,562,797.88 (seven million, five hundred and sixty-two thousand, seven hundred and ninety-seven Brazilian Reais, and eighty-eight centavos), by means of an issue of 509,968 (five hundred and nine thousand, nine hundred and sixty-eight) preferred shares in order to comply with the Stock Option Purchase Plan.

As a result, the “caput” of the Bylaws’ article 4 shall become effective with the following wording:

“Article 4 ("caput") – The Company’s Equity Capital is of R$ 4,218,356,697.71 (four billion, two hundred and eighteen million, three hundred and fifty-six thousand, six hundred and ninety-seven Brazilian Reais and seventy-one centavos), entirely paid in and divided into 228,429,354 (two hundred and twenty-eight million, four hundred and twenty-nine thousand, three hundred and fifty-four) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 128,749,503 (one hundred and twenty-eight million, seven hundred and forty-nine thousand, five hundred and three) preferred shares.” The Presiding Officer also explained that a new increase in Equity Capital is in progress in the amount of R$ 273,540,390.30 (two hundred and seventy-three million, five hundred and forty thousand, three hundred and ninety Brazilian Reais, and thirty centavos) for a private placement of the Company’s shares by means of an issue of 7,714,055 (seven million, seven hundred and fourteen thousand, and fifty-five) preferred shares within the limits of the Company’s authorized capital, pursuant to the Notice to Shareholders published on April 9, 2008, and hence the Equity Capital will be subject to ratification by the Board of Directors after compliance with the terms provided for by law in connection with shareholders' preemptive rights and the auction to be held for any leftover shares, if applicable. The ratification referred to in this item will be disclosed to the market by means of a Notice to Shareholders.

5.9. to approve the Executive Officers’ Proposal with regard to the change to letter “b” in paragraph 1, Article 5, of the Company’s Bylaws, in connection with the sum of the minimum annual dividends payable to preferred shares, which will become effective with the following wording:

“ARTICLE 5 - …

Paragraph 1 – Preferred shares shall enjoy the following advantages and preferences:

a) ...

b) priority in the receipt of minimum annual dividends in the amount of R$ 0.08 per 1 (one) preferred share, non-cumulative.”

c) ...

The Presiding Officer explained that the Company’s Management proposed the above-mentioned change solely in order to adapt the value of the minimum annual dividend in force owing to the reverse stock split, and this dividend shall be changed from R$ 0.15 per lot of one thousandshares to R$ 0.08 per preferred share .

5.10. To approve Management’s Proposal to remove paragraph 1, Article 14, of the Company’s Bylaws, and hence to re-number this Article’s remaining paragraphs, which shall in connection with the sum of the minimum annual dividends payable to preferred shares, which will become effective with the following wording:

“ARTICLE 14 – The Board of Directors shall be headed by a Chairman elected by the Shareholders’ Meeting.

Paragraph 1 – In the temporary absence or hindrance of the Chairman of the Board, the latter shall be replaced by another Board Member appointed by him, who shall exercise the functions of Chairman of the Board of Directors. In case of the vacancy of the office of Chairman of the Board, any Board Member shall convene a Shareholders’ Meeting in not more than 15 (fifteen) days as of the date of the vacancy, in order to definitely elect the new Chairman of the Board of Directors, until conclusion of the respective term of office.

Paragraph 2 – In the temporary absence or hindrance of any other members of the Board of Directors, these shall be replaced by another Board Member appointed in writing by the absent Board Member. In such a case, the Board Member replacing the absent Board Member, in addition to his/her own vote, shall also express the replaced Board Member’s vote.”

5.11. to approve the Executive Officers’ Proposal with regard to the Investment Plan for 2008, in the amount of R$ 730,000,000.00 (seven hundred and thirty million Brazilian reais).

5.12. By virtue of the above changes, to approve the consolidation of the Company's Bylaws, which shall become effective with the wording contained in Schedule I.:

6 - DOCUMENTS FILED IN COMPANY HEADQUARTERS:

a) CALL Notice;

b) Financial Statements and Management Report and Independent Auditors’ Opinion;

c) Executive Officers’ Proposal.

7 - CLOSING: There being nothing else to discuss, the meeting was ended and these minutes were prepared in a summarized form, which having been read and found to be in accordance, and signed by those shareholders in attendance and by the Company’s auditors.

Signatures: Eneás César Pestana Neto – Presiding Officer; Marise Rieger Salzano – Secretary.

Shareholders: (i) Wilkes Participações S.A on its own behalf and in the capacity of holder of the voting rights of Península Participações Ltda, Sudaco Participações Ltda, Casino Guichard Perrachon and Segisor, represented by its power-of-attorneys Marise Rieger Salzano and Juan Javier Bordaberry Herran; Península Participações Ltda in the capacity of holder of the voting rights of Rio Soe Empreendimentos e Participações Ltda, represented by its power-of-attorney Marise Rieger Salzano; (ii) Norges Bank, Norges Bank and Vanguard Investment Serie, PLC, through their power-of-attorney HSBC Corretora de Títulos and Valores Mobiliários (represented by Antonio de Almeida e Silva); (iii) Ontario Teachers Pension Plan Boa, Vanguard Emerging Markets Stock Index, The Master Trust Bank Of Japan, Ltd. R, Vanguard FTSE All-World Ex-Us Index Fu, Schwab Fundamental Emerging, The Texas Education Agency, State Street Emerging Markets, Brazil MSCI Emerging Markets Index Com, State Street Bank And Trust Company Inv, John Hancock Trust International Equity, John Hancock Funds II: International EQ, Dimensional Emerging Markets Fund Inc, Ford Motor Company of Canada, Limited, NTGI - QM Common Daily All Country Wo, NTGI - Quantitative Management Collec, Future Fund Board of Guardians, Ishares MSCI Brazil (Free) Index Fund, Barclays Global Investors, N.A., Emerging Markets Sudan Free Equi, College Retirement Equities Fund, IBM Savings Plan, through their power-of-attorney Citibank N.A (represented by Antonio de Almeida e Silva); (iv) Ascese Fundo de Investimento em Ações, Dynamo Beton Fundo de Inv. em Ações, FPRV Dyn Uirapuru F. Inv. Ações Previd, Dybra Fundo de Inv. em Ações, Dynamo Cougar F. Mutuo Inv. em Ações, Febra Fundo de Invest. em Ações, Samambaia IV Fundo de Inv. em Ações, TNAD Fundo de Investimento em Ações, through their power-of-attorney Dynamo Administração de Recursos Ltda (represented by Carlos Gustavo Simas); Dynamo Brasil I LLC, Dynamo Brasil II LLC, Dynamo Brasil III LLC, Dynamo Brasil IV LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VII LLC, through their power-of-attorney Dynamo Internacional Gestão Recursos Ltda (represented by Carlos Gustavo Simas); Puma II Fundo de Inv. em Participações and Puma Invest LLC, through their power-of-attorney Dynamo V.C. Administradora Recursos Ltda (represented by Carlos Gustavo Simas); (v) Tarpon CSHG Master Fundo de Investimento em Ações, through its power-of-attorney Credit Suisse Hedging-Griffo Corretora de Valores S.A. (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer); Tarpon All Equities Fund, LLC, Clube de Investimento Tarpon CFJ, Clube de Investimento de Ações Cinco Cinco, through their power-of-attorney UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer); Clube de Investimento Tarpon, through its power-of-attorney Hedging-Griffo Corretora de Valores S.A., (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer); Tarpon HG Small Caps Fund, LLC and Tarpon HG Fund, LLC, through their power-of-attorney Credit Suisse Hedging-Griffo Corretora de Valores S.A (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer); Tarpon CSHG Master Fundo de Investimento em Ações, Tarpon HG SmaIl Caps Fund, LLC, Tarpon HG Fund, LLC, all of which through their power-of-attorney Credit Suisse-Griffo Corretora de Valores S.A. (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer);

Tarpon Institucional Fundo de Investimento em Ações, through its power-of-attorney Citibank Distribuidora de Valores S.A. (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer); Axis Rio LLC, through its power-of-attorney Axis Capital Management (Bahamas) Limited (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer); (vi) Green HG Fund LLC, HG Carteira Administrada Real Fundo de Investimento Multimercado, HG Star Fundo de Investimento Multimercado, HG Top Fundo de Investimento Multimercado, Fundo de Investimento Financeiro, Hedging Griffo Verde Equity Master Fundo de Investimento em Açoes, HG Verde Master Fundo de Investimento Multimercado, through their power-of-attorney Credit Suisse Hedging-Griffo Corretora de Valores S.A (represented by Daniel Arduini Cavalcanti de Arruda and Fernando Shayer); Fama Long Short HG Máster Fundo de Investimento Multimercado, all of which through their power-of-attorney Credit Suisse Hedging-Griffo Corretora de Valores S.A (represented by Christian Villela Klotz), (vii) Fator Faelba CD Fundo de Investimento em Ações, Fundo de Investimento Fator FEF BD Multimercado, Fator Nossa Caixa Mix Fundo de Investimento Multimercado, Fator Nossa Caixa Multigestão Fundo de Investimento em Ações, Advantage Fator Macro Fundo de Investimento Multimercado, Fundo de Investimento Fator Elo Ações, Fundo de Investimento Fator Febasa Itaparica Multimercado, Fundo de Investimento Fator Balanceado Multimercado, Fundo de Investimento Fator Hedge Absoluto Multimercado, Fundo de Investimento Fator Extra Multimercado, Fundo de Investimento Fator Hedge 30 Multimercado, Fundo de Investimento Fator Sigma Institucional Multimercado, Fundo de Investimento Fator Arbitragem Multimercado, Fundo de Investimento Fator Uirapuru Multimercado, Fator NSE Hibisco Fundo de Investimento em Ações, Fundação Compensa de Previdência e Assistência – COMPREV, Fundo de Investimento Fator Jaguar Ações, Fundo de Investimento Fator Ações Institucional, Fundo de Investimento Fator Previdência Composto 20 Multimercado, represented by their power-of-attorney Banco Fator S/A (represented by Eduardo Boccuzzi); (viii) Fama Futurewatch Fundo de Investimento de Ações, Fama Futurewatçh I Fundo de Investimento de Ações, Fama Sniper Fundo de Investimento Multimercado Longo Prazo, Fama Challenger Fundo de Investimento de Ações, Fama Shooter 60 Fundo de Investimento de Ações, Fama Futurevalue Fundo de Investimento de Ações, Fama Striker 28 Fundo de Investimento Multimercado Longo Prazo, Fama Striker 60 Fundo de Investimento Multimercado Longo Prazo, Fama Top Class Fundo de Investimento de Ações, Clube de Investimento Fama Microcap, Fama FC Mix 180 Fundo de Investimento de Ações, Fama Futurewatch 180 Fundo de Investimento de Ações, Fama Challenger 60 Fundo de Investimento de Ações; all of which through their power-of-attorney BNY Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A (represented by Alexandre Ferreira Bossi, André Lederman, André Carvalhaes Ribeiro, Bruno Piacentini, Christian Villela Rlotz, Fabio Alperowitch, Maurício Levi, Rodrigo Sancovsky); (ix) Polo Fundo de Investimento em Ações e Vinson Fund LLC, represented by their power-of-attorney Polo Capital Management (represented by Daniel Arduini Cavalcanti de Arruda e Fernando Shayer); (x) Carneggie LLC, through its powers-of-attorney André Lederman, André Carvalhaes Ribeiro, Christian Villela Klotz, Bruno Piacentini, Rodrigo Sancovsky, Alexandre Ferreira Bossi;

(xi) Fama Ibiza – Fundo de Investimentos em Ações, through its power-of-attorney Fama Investimentos Ltda (represented by Alexandre Ferreira Bossi, André Lederman, André Carvalhaes Ribeiro, Bruno Piacentini, Christian Villela Klotz, Rodrigo Sancovsky); (xii) Hatteras LLC, Tweed LLC and Bransfield LLC, through their power-of-attorney Investidor Profissional Gestão de Recursos Ltda (represented by Gabriel Pinto Reginatto); IP Participações FIA, IP Andorinha FIA Previdenciário, IP Equity Hedge FIM, IP Equity Hedge II FIM, IP Value Hedge FIA, Hiker FIA all of which through their power-of-attorney Mellon Serviços Financeiros DTVM S.A (represented by Gabriel Pinto Reginatto); IP Participações Institucional FIA and Banesprev Mais Valor Ações Fundos de Investimento, through their power-of-attorney Intrag DTVM Ltda (represented by Gabriel Pinto Reginatto); Samambaia V FIA, through its power-of-attorney União de Bancos Brasileiros S.A (represented by Gabriel Pinto Reginatto); Fundo de Investimento em ações Seleção, through its power-of-attorney BEM DTVM Ltda (represented by Gabriel Pinto Reginatto) and the auditor Ernst & Young Auditores Independentes S.S., by means of its legal representative, Sergio Citeroni CRC 170652-O-1.

São Paulo, April 30, 2008

This is a True Copy of the Original

_______________________________

Marise Rieger Salzano
Secretary

Attorney’s Approval: ____________________
Maria Lúcia de Araújo – Brazilian Bar Association, São Paulo Chapter no. 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 30, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.